                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the Month of October 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X          Form 40-F
                                  ---                   ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________________

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                           Yes                   No  X
                               ---                  ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________.

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ISSUANCE OF SENIOR NOTES BY SHINHAN BANK

On October 14, 2004, Shinhan Bank, one of our major banking subsidiaries, decided to issue Senior Notes (the "Notes") in the aggregate principal amount of SGD 100,000,000. The Notes are scheduled to be issued on November 4, 2004. The following is a detailed summary of terms and conditions of the issuance of the Notes.


1.  Issuer                : Shinhan Bank
2.  Amount                : SGD 100 Million
3.  Form of Debt          : Senior, unsecured
4.  Trade Date            : October 14, 2004
5.  Issue Date            : November 4, 2004
6.  Maturity Date         : November 4, 2005
7.  Issue Price           : 100%
8.  Coupon Rate           : 1.77%
9.  Coupon Dates          : Semi-Annually on May 4, 2005 and November 4, 2005
10. Early Redemption      : None
11. Redemption Price      : 100%
12. Lead Manager          : Deutsche Bank AG, Singapore


ISSUANCE OF FLOATING RATE NOTES BY SHINHAN BANK

On October 14, 2004, Shinhan Bank decided to issue Floating Rate Notes (the "Notes") in the aggregate principal amount of USD 20,000,000. The Notes are scheduled to be issued on October 27, 2004. The following is a detailed summary of terms and conditions of the issuance of the Notes.


1.  Issuer                : Shinhan Bank
2.  Amount                : USD 20 Million
3.  Issue Type            : Floating Rage Note issued off the Issuer's
                            Euro Medium Term Note Programme
4.  Trade Date            : October 14, 2004
5.  Issue Date            : October 27, 2004

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6.  Maturity Date         : 1 year bullet due October 27, 2005.
7.  Issue Price           : 100% of par
8.  Coupon Rate           : 6-month US$ LIBOR + 0.18% per annum
9.  Coupon Dates          : Interest will be payable semi-annually in arrear on
                            an Actual/360 basis
10. Early Redemption      : None
11. Redemption Price      : 100%
12. Sole Arranger         : Mitsubishi Securities(HK), Ltd.


2004 3RD QUARTER OPERATING RESULTS OF CHOHUNG BANK

On October 15, 2004, Chohung Bank, one of our major banking subsidiaries, announced its operation results for the 3rd of 2004.

The following financial information has been prepared in accordance with accounting principals generally accepted in Korea and have not been fully reviewed by the independent auditor yet, and therefore, they are subject to changes in the due course of review process.

1.   Operating Results of Chohung Bank for the 3 months ended on September 30,
     2004


                                                                      (In billion of KRW)
-----------------------------------------------------------------------------------------
                            3rd Quarter   2nd Quarter   % change   3rd Quarter   % change
                               2004          2004         (QoQ)       2003         (QoQ)
-----------------------------------------------------------------------------------------

 Operating Revenue             1,244         1,334        -6.75%      1,338       -7.00%
-----------------------------------------------------------------------------------------
Pre-provision Income             342           327         4.46%        296       15.43%
-----------------------------------------------------------------------------------------
  Operating Income                66           125       -46.84%       -300         n.a.
-----------------------------------------------------------------------------------------
  Ordinary Income                 62            92       -33.12%       -320         n.a.
-----------------------------------------------------------------------------------------
    Net Income                    61            91       -32.93%       -339         n.a.
-----------------------------------------------------------------------------------------

2.   Operating Results of Chohung Bank for the 9 months ended on September 30,
     2004


                                             (In billion of KRW)
----------------------------------------------------------------
                              Operating results for the 9 months
                                  ended on September 30, 2004
----------------------------------------------------------------

  Pre-provision Income                     1,055
----------------------------------------------------------------
Provision for loan losses                    808
----------------------------------------------------------------
       Net Income                            189
------------------------------- --------------------------------

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3.   Delinquency Ratio of Chohung Bank by Loan type


----------------------------------------------------------------
            Loan type                     Delinquency Ratio
----------------------------------------------------------------
           Credit Card                           8.63%
----------------------------------------------------------------
          Consumer Loan                          1.77%
----------------------------------------------------------------
Small and Medium sized Company Loans             3.70%
----------------------------------------------------------------
        Large Company Loan                       0.35%
----------------------------------------------------------------
            Total Loan                           2.66%
----------------------------------------------------------------

4.   Other Information

     Chohung Bank's non-performing loan ratio is 2.99% as of September 30, 2004 and Loan write off amount is KRW 1,022 billion for the 9 months ended on September 30, 2004.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SHINHAN FINANCIAL GROUP CO., LTD.



                                            By /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer


Date : October 15, 2004